

By Electronic Mail

June 9, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Emles Trust
        Issuer CIK: 0001755351
        Issuer File Number: 333-238758 / 811-23431
        Form Type: 8-A12B
        Filing Date: June 9, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following security for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Emles Alpha Opportunities ETF (EOPS)

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst